Exhibit 12.1

NewMarket Corporation and Subsidiaries

Computation of Ratio of Earnings to Fixed Charges

(Dollars in thousands, except ratios)

	Years Ended December 31,
	2004	2003	2002	2001 (a)	2000
Earnings:
Pretax income from continuing operations before discontinued operations and cumulative effect of accounting changes	$44,630	$29,342	$13,269	$(152,691)	$85,148
Interest expense (net)	18,254	21,128	25,574	32,808	36,075
Portion of rent expense representative of interest factor	6,438	5,650	4,738	5,687	6,727
Amortization of capitalized interest	1,515	1,498	1,547	1,586	1,649

Adjusted pretax income from continuing operations	$70,837	$57,618	$45,128	$(112,610)	$129,599

Fixed Charges:
Interest expense (before deducting capitalized interest)	$18,441	$21,236	$25,687	$32,829	$36,138
Portion of rent expense representative of interest factor	6,438	5,650	4,738	5,687	6,727

Total fixed charges	$24,879	$26,886	$30,425	$38,516	$42,865

Ratio of earnings to fixed charges	2.8	2.1	1.5	N/A	3.0

(a)	Due to a loss for the year ended December 31, 2001, the coverage ratio was less than 1:1. The Company needed to generate an additional $151.1 million in earnings to achieve a coverage ratio of 1:1.